October 2, 2006

Mr. Howard Lester
Chief Executive Officer
c/o Mr. Seth Jaffe
General Counsel
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

> **Re:** **Williams-Sonoma, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2006**
> **Filed April 7, 2006**
> **Form 8-K**
> **Filed July 11, 2006**
> **Response letter dated September 14, 2006**
> **File No. 1-14077**

Dear Mr. Lester:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief